Exhibit 99.1

TELUS INTERNATIONAL (CDA) INC. CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED) September 30, 2024

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Income (Loss) and Other Comprehensive Income (Loss)
(unaudited)

		Three months		Nine months
Periods ended September 30 (millions except earnings per share)	Note	2024	2023	2024	2023
REVENUE	3	$658	$663	$1,967	$2,016

OPERATING EXPENSES
Salaries and benefits		423	403	1,265	1,258
Goods and services purchased		126	116	359	339
Share-based compensation	4	14	5	25	21
Acquisition, integration and other		16	11	32	48
Depreciation	10	35	36	104	102
Amortization of intangible assets	11	46	44	135	138
		660	615	1,920	1,906

OPERATING (LOSS) INCOME		(2)	48	47	110

OTHER EXPENSES (INCOME)
Changes in business combination-related provisions	12	—	—	(60)	—
Interest expense	5	35	38	106	107
Foreign exchange loss (gain)		1	(2)	1	(4)
(LOSS) INCOME BEFORE INCOME TAXES		(38)	12	—	7
Income tax (recovery) expense	6	(6)	3	7	(9)
NET (LOSS) INCOME		(32)	9	(7)	16

OTHER COMPREHENSIVE INCOME (LOSS)
Items that may subsequently be reclassified to income
Change in unrealized fair value of derivatives designated as held-for-hedging		(29)	13	(8)	7
Exchange differences arising from translation of foreign operations		41	(36)	2	(19)
		12	(23)	(6)	(12)
COMPREHENSIVE (LOSS) INCOME		$(20)	$(14)	$(13)	$4

EARNINGS (LOSS) PER SHARE	7
Basic		$(0.12)	$0.03	$(0.03)	$0.06
Diluted		$(0.12)	$0.03	$(0.16)	$0.06

TOTAL WEIGHTED AVERAGE SHARES OUTSTANDING (millions)
Basic	7	275	274	275	273
Diluted	7	275	276	294	277
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Financial Position
(unaudited)

As at (millions)	Note	September 30, 2024	December 31, 2023
ASSETS
Current assets
Cash and cash equivalents		$149	$127
Accounts receivable	8	470	498
Due from affiliated companies	16(a)	39	62
Income and other taxes receivable		8	5
Prepaid and other assets		42	35
Current portion of derivative assets	9	12	16
		720	743
Non-current assets
Property, plant and equipment, net	10	485	517
Intangible assets, net	11	1,437	1,546
Goodwill	11	1,971	1,963
Deferred income taxes		39	29
Other long-term assets	17(b)	26	25
		3,958	4,080
Total assets		$4,678	$4,823

LIABILITIES AND OWNERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	17(b)	$301	$290
Due to affiliated companies	16(a)	216	178
Income and other taxes payable		61	57
Current portion of provisions	12	7	2
Current maturities of long-term debt	13	120	122
		705	649
Non-current liabilities
Provisions	12	138	191
Long-term debt	13	1,480	1,628
Derivative liabilities	9	14	12
Deferred income taxes		271	290
Other long-term liabilities		22	16
		1,925	2,137
Total liabilities		2,630	2,786

Owners’ equity		2,048	2,037
Total liabilities and owners’ equity		$4,678	$4,823

Contingent liabilities	15
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Changes in Owners’ Equity
(unaudited)

(millions)	Note	Number of shares	Share capital	Contributed surplus	Retained earnings	Accumulated other comprehensive loss	Total
Balance as at January 1, 2023		267	$1,503	$55	$292	$(12)	$1,838
Net income		—	—	—	16	—	16
Other comprehensive loss		—	—	—	—	(12)	(12)
Common shares issued		6	125	—	—	—	125
Share-based compensation		1	18	4	(1)	—	21
Balance as at September 30, 2023		274	$1,646	$59	$307	$(24)	$1,988

Balance as at January 1, 2024		274	$1,648	$55	$347	$(13)	$2,037
Net loss		—	—	—	(7)	—	(7)
Other comprehensive loss		—	—	—	—	(6)	(6)
Multiple Voting Shares converted to Subordinate Voting Shares	14	(3)	(11)	—	—	—	(11)
Subordinate Voting Shares converted from Multiple Voting Shares	14	3	11	—	—	—	11
Share-based compensation		1	14	10	—	—	24
Balance as at September 30, 2024		275	$1,662	$65	$340	$(19)	$2,048
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Condensed Interim Consolidated Statements of Cash Flows
(unaudited)

		Three months		Nine months
Periods ended September 30 (millions)	Note	2024	2023	2024	2023
OPERATING ACTIVITIES
Net (loss) income		$(32)	$9	$(7)	$16
Adjustments:
Depreciation and amortization		81	80	239	240
Interest expense		35	38	106	107
Income tax (recovery) expense		(6)	3	7	(9)
Share-based compensation		14	5	25	21
Changes in business combination-related provisions		—	—	(60)	—
Change in market value of derivatives and other		(5)	(3)	(9)	(5)
Net change in non-cash operating working capital	17(c)	52	66	106	37
Share-based compensation payments		—	(2)	—	(2)
Income taxes paid, net		(18)	(11)	(36)	(49)
Cash provided by operating activities		121	185	371	356

INVESTING ACTIVITIES
Cash payments for capital assets	17(c)	(25)	(20)	(76)	(58)
Cash receipts from other assets		—	—	1	—
Cash payments for acquisitions, net	11	—	(1)	(3)	(852)
Cash used in investing activities		(25)	(21)	(78)	(910)

FINANCING ACTIVITIES
Shares issued		—	1	2	3
Withholding taxes paid related to net share settlement of equity awards	4(a)	(1)	(1)	(4)	(3)
Long-term debt issued	17(d)	115	40	205	1,076
Repayment of long-term debt	17(d)	(193)	(187)	(405)	(435)
Interest paid on credit facilities		(23)	(27)	(71)	(80)
Cash (used in) provided by financing activities		(102)	(174)	(273)	561

Effect of exchange rate changes on cash and cash equivalents		3	(1)	2	—

CASH POSITION
(Decrease) increase in cash and cash equivalents		(3)	(11)	22	7
Cash and cash equivalents, beginning of period		152	143	127	125
Cash and cash equivalents, end of period		$149	$132	$149	$132
The accompanying notes are an integral part of these condensed interim consolidated financial statements.

TELUS International (Cda) Inc.
Notes to Condensed Interim Consolidated Financial Statements
(unaudited)

TELUS International (Cda) Inc. (TELUS Digital or the Company), formally rebranded to TELUS Digital Experience in the third quarter of 2024, is a leading digital customer experience innovator that designs, builds and delivers next-generation solutions, including artificial intelligence (AI) and content moderation, for global and disruptive brands.
TELUS Digital was incorporated under the Business Corporations Act (British Columbia) on January 2, 2016, and is a subsidiary of TELUS Corporation. TELUS Digital maintains its registered office at 510 West Georgia Street, Vancouver, British Columbia.
The terms we, us, our or ourselves are used to refer to TELUS Digital and, where the context of the narrative permits or requires, its subsidiaries.
Additionally, the term TELUS Corporation is a reference to TELUS Corporation, and where the context of the narrative permits or requires, its subsidiaries, excluding TELUS Digital.
Notes to the condensed interim consolidated financial statements		Page
General application
1.	Condensed interim consolidated financial statements	5
2.	Capital structure financial policies	6
Consolidated results of operations focused
3.	Revenue	7
4.	Share-based compensation	7
5.	Interest expense	9
6.	Income taxes	9
7.	Earnings (loss) per share	10
Consolidated financial position focused
8.	Accounts receivable	11
9.	Financial instruments	12
10.	Property, plant and equipment	13
11.	Intangible assets and goodwill	13
12.	Provisions	14
13.	Long-term debt	15
14.	Share capital	16
15.	Contingent liabilities	16
Other
16.	Related party transactions	17
17.	Additional financial information	18
18.	Segment reporting	20
1. Condensed interim consolidated financial statements
(a)     Basis of presentation
The notes presented in our condensed interim consolidated financial statements include only significant events and transactions and are not fully inclusive of all matters normally disclosed in our annual audited financial statements; thus, our interim consolidated financial statements are referred to as condensed. Our financial results may vary from period to period during any fiscal year. The seasonality in our business, and consequently, our financial performance, mirrors that of our clients. Our revenues are typically higher in the third and fourth quarters than in other quarters, but this can vary if there are material changes to our clients’ operating environment, such as potential impacts of a recession and our clients’ response to those impacts, or material changes in the foreign currency rates that we operate in.
These condensed interim consolidated financial statements should be read in conjunction with our audited consolidated financial statements for the year ended December 31, 2023, and are expressed in United States dollars and follow the same accounting policies and methods of their application as set out in our audited consolidated financial statements for the year ended December 31, 2023. The generally accepted accounting principles that we use are International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS-IASB). Our condensed interim consolidated financial statements comply with International Accounting Standard 34, Interim Financial Reporting and reflect all adjustments (which are of a normal recurring nature) that are, in our opinion, necessary for a fair statement of the results for the interim periods presented.
These condensed interim consolidated financial statements as at and for the three- and nine-month periods ended September 30, 2024 were authorized by our Board of Directors for issue on November 8, 2024.

(b)    Accounting policy developments
Initial application of standards, interpretations and amendments to standards and interpretations
In May 2023, the International Accounting Standards Board issued International Tax Reform – Pillar Two Model Rules (Amendments to IAS 12), which amended IAS 12, Income Taxes. The amendments provide, and we use, temporary relief from accounting for deferred income taxes arising from the Organisation for Economic Co-operation and Development’s Pillar Two model rules (such rules ensuring that large multinational corporations would be subject to a minimum 15% income tax rate in every jurisdiction in which they operate). As different jurisdictions are expected to implement the OECD rules at different speeds and at different points in time, the amendments are intended to help ensure consistency within, and comparability across, financial statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2023. We have assessed the impacts of the amended standard, and our financial disclosure was not materially affected by the application of the amendments.
Standards, interpretations and amendments to standards and interpretations not yet effective and not yet applied
In April 2024, the International Accounting Standards Board issued IFRS 18, Presentation and Disclosure in the Financial Statements, which sets out the overall requirements for presentation and disclosures in the financial statements. The new standard will replace IAS 1, Presentation of Financial Statements. Although much of the substance of IAS 1, Presentation of Financial Statements, will carry over into the new standard, the new standard incrementally will:
•With a view to improving comparability amongst entities, require presentation in the statement of operations of a subtotal for operating profit and a subtotal for profit before financing and income taxes (both subtotals as defined in the new standard);
•Require disclosure and reconciliation, within a single financial statement note, of management-defined performance measures that are used in public communications to share management’s views of various aspects of an entity’s performance and which are derived from the statements of income and other comprehensive income;
•Enhance the requirements for aggregation and disaggregation of financial statement amounts; and
•Require limited changes to the statement of cash flows, including elimination of options for the classification of interest and dividend cash flows.
The new standard is effective for annual reporting periods beginning on or after January 1, 2027, with earlier adoption permitted. We are currently assessing the impacts of the new standard; while there will be a limited shift of where a number of our management-defined performance measures are disclosed and reconciled (primarily a shift from management’s discussion and analysis to the financial statements), we do not expect that the totality of our financial disclosure will be materially affected by the application of the new standard.
In May 2024, the International Accounting Standards Board issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). The narrow scope amendments are to address diversity in accounting practice in respect of: the classification of financial assets with environmental, social and corporate governance and similar features; and to clarify the date on which a financial asset or financial liability is derecognized when using electronic payment systems. The new standard is effective for annual reporting periods beginning on or after January 1, 2026, with earlier adoption permitted. We are currently assessing the impacts of the new standard but do not expect to be materially affected by the application of the amendments.
2. Capital structure financial policies
Our objective when managing capital is to maintain a flexible capital structure that optimizes the cost and availability of capital at acceptable risk levels.
In the management of capital and in its definition, we include owners’ equity (excluding accumulated other comprehensive income), long-term debt (including long-term credit facilities and any hedging assets or liabilities associated with our long-term debt, net of amounts recognized in accumulated other comprehensive income and excluding lease liabilities) and cash and cash equivalents. We manage capital by monitoring the financial covenants in our credit facility (Note 13—Long-term debt).

We manage our capital structure and make adjustments to it in light of changes in economic conditions and the risk characteristics of our business. In order to maintain or adjust our capital structure, we may issue new shares, issue new debt with different terms or characteristics, which may be used to replace existing debt, or pay down our debt balance with cash flows from operations.
3. Revenue
We earn revenue pursuant to contracts with our clients, who operate in various industry verticals. The following presents our earned revenue disaggregation for our five largest industry verticals for the following periods:

	Three months		Nine months
Periods ended September 30 (millions)	2024	2023	2024	2023
Tech and Games	$277	$301	$830	$885
Communications and Media	164	155	482	465
eCommerce and FinTech	60	71	193	216
Healthcare	48	38	144	115
Banking, Financial Services and Insurance	41	34	116	115
All others[1]	68	64	202	220
	$658	$663	$1,967	$2,016
1.Includes, among others, travel and hospitality, energy and utilities, retail, and consumer packaged goods industry verticals.
We serve our clients, who are primarily domiciled in North America, from multiple delivery locations across various geographic regions. In addition, our AI data solutions business has clients that are largely supported by crowdsourced contractors that are globally dispersed and not limited to the physical locations of our delivery centres. The following table presents our earned revenue disaggregated by geographic region, based on location of our delivery centre or where service was provided, for the following periods:

	Three months		Nine months
Periods ended September 30 (millions)	2024	2023	2024	2023
Europe	$193	$202	$576	$625
North America	178	184	546	583
Asia-Pacific	149	162	461	474
Central America and others[1]	138	115	384	334
	$658	$663	$1,967	$2,016
1.Includes South America and Africa geographic regions.
4. Share-based compensation
(a)    Restricted share unit plan
We grant restricted share units (RSUs) and performance restricted share units (PSUs), which are accounted for as equity-settled, as this is the expected manner of their settlement when granted. All awards granted under the restricted share unit plan are nominally equal in value to one TELUS Digital subordinate voting share. Our PSU grants largely have the same features as our RSUs, but have a variable payout (0% — 300%) that depend upon the achievement of operating performance targets (non-market conditions), or total shareholder return on TELUS Digital subordinate voting shares relative to an international peer group of customer experience and digital IT services companies (market conditions). The grant-date fair value of our PSUs affected by the achievement of non-market conditions equals the share price of the corresponding TELUS Digital subordinate voting share as of the grant date. Reflecting a variable payout, we estimate the grant-date fair value of our PSUs affected by the relative total shareholder return performance condition using a Monte Carlo simulation.
The following table presents a summary of the activity related to our restricted share unit plan:

	Three months			Nine months
	Number of units		Weighted average grant-date fair value	Number of units		Weighted average grant-date fair value
Period ended September 30, 2024	Non-vested	Vested		Non-vested	Vested
Outstanding, beginning of period	13,955,245	—	$8.05	2,615,746	—	$21.36
Granted[1,2]	7,241,699	489,118	$3.11	19,836,119	528,234	$5.30
Vested	(9,601)	9,601	$11.35	(797,904)	797,904	$20.48
Exercised[3]	—	(498,719)	$3.18	—	(1,326,138)	$13.69
Forfeited	(343,464)	—	$6.52	(810,082)	—	$16.19
Outstanding, September 30, 2024	20,843,879	—	$6.36	20,843,879	—	$6.36
1.During the three-month period ended September 30, 2024, we canceled the Unit Appreciation Rights (UARs) that were granted in the third quarter of 2023 to certain employees of WillowTree, in exchange for 5,762,233 RSUs, which require continued employment and vest annually over a three-year period beginning in 2025 (graded-vesting method). Consistent with the UAR awards previously granted, the settlement of these RSUs are funded by the provisions for written put options (see Note 12—Provisions for additional details on the written put options).
2.On June 28, 2024, in connection with the amendments to our provisions for written put options (see Note 12—Provisions for additional details on the amendments), we granted 9,198,600 PSUs to the holders of the written put options. These PSUs require continued employment, are subject to the achievement of the financial performance of certain TELUS Digital products and services with variable payout between 0% to 300%, and vest annually over a three-year period beginning in 2026.
3.During the three-month period ended September 30, 2024, 498,719 RSUs were exercised and settled with 303,793 subordinate voting shares issued from treasury and $1 million in withholding taxes paid. During the nine-month period ended September 30, 2024, 1,286,633 RSUs and 39,505 PSUs were exercised and settled with 805,723 subordinate voting shares issued from treasury and $4 million in withholding taxes paid.
As at September 30, 2024, the outstanding restricted share units comprised of 9,374,142 RSUs, 11,180,924 PSUs (non-market conditions), 288,813 PSUs (market conditions).
(b)    Share option award plan
We grant share option awards, which are accounted for as equity-settled, as this is the expected manner of their settlement when granted. Share option awards grant the right to the employee recipient to purchase and receive a subordinate voting share of TELUS Digital for a pre-determined exercise price, and are generally exercisable for a period of ten years from the date of grant. The following table presents the activity related to our share option award plan:

	Three months			Nine months
	Number of share option award units		Weighted average exercise price	Number of share option award units		Weighted average exercise price
Period ended September 30, 2024	Non-vested	Vested		Non-vested	Vested
Outstanding, beginning of period	89,088	2,363,846	$9.89	220,100	2,316,683	$10.39
Granted	2,909,788	—	3.69	2,909,788	—	$3.69
Vested	—	—	—	(110,050)	110,050	$25.00
Forfeited	—	—	—	(20,962)	(62,887)	$25.00
Outstanding, September 30, 2024[1]	2,998,876	2,363,846	$6.52	2,998,876	2,363,846	$6.52
Exercisable, September 30, 2024	—	2,363,846	$9.32	—	2,363,846	$9.32

1.The exercise price for options outstanding as at September 30, 2024 ranged from $3.69 for 2,909,788 options with a weighted-average remaining contractual life of 10 years, $4.87 to $8.95 for 2,096,582 options with a weighted-average remaining contractual life of 2.2 years, and $25.00 for 356,352 options with a weighted-average remaining contractual life of 6.4 years.

The weighted average fair value of the share options granted during the three-month period ended September 30, 2024, and the weighted average assumptions used in the fair value estimation at the time of grant, calculated by using the Black-Scholes model, are as follows:

Period ended September 30, 2024	Nine months
Share option award fair value (per share option)	$1.50
Risk free interest rate	2.7%
Expected lives (years)	6.5
Expected volatility	35.4%
Dividend yield	—
5. Interest expense

	Three months		Nine months
Periods ended September 30 (millions)	2024	2023	2024	2023
Interest on long-term debt, excluding lease liabilities	$24	$27	$74	$78
Interest on lease liabilities	8	7	23	17
Amortization of financing fees and other	1	1	2	3
Interest accretion on provisions	2	3	7	9
	$35	$38	$106	$107
6. Income taxes

	Three months		Nine months
Periods ended September 30 (millions)	2024	2023	2024	2023
Current income tax expense (recovery)
For current reporting period	$16	$18	$43	$49
Pillar Two global minimum tax	—	—	1	—
Adjustments recognized in the current period for income tax of prior periods	(1)	—	(7)	(6)
	15	18	37	43
Deferred income tax recovery
Arising from the origination and reversal of temporary differences	(21)	(14)	(30)	(50)
Adjustments recognized in the current period for income tax of prior periods	—	(1)	—	(2)
	(21)	(15)	(30)	(52)
	$(6)	$3	$7	$(9)
Our income tax expense (recovery) and effective income tax rate differ from that calculated by applying the applicable statutory rates for the following reasons:

	Three months				Nine months
Periods ended September 30 (millions except percentages)	2024		2023		2024		2023
Income taxes computed at applicable statutory income tax rates	$(12)	32.6%	$1	9.1%	$(7)	n/m	$(7)	(101.0)%
Non-deductible (taxable) items	2		1		4		1
Withholding and other taxes	5		4		17		11
Losses not recognized	1		1		3		2
Foreign tax differential	(3)		(3)		(5)		(8)
Adjustments recognized in the current period for income tax of prior periods	(1)		(1)		(7)		(8)
Pillar Two global minimum tax	—		—		1		—
Other	2		—		1		—
Income tax expense (recovery)	$(6)	15.8%	$3	25.0%	$7	n/m	$(9)	(128.6)%
The effective tax rate, calculated as tax expense as a proportion of income before taxes, is undefined due to nil income before taxes for the nine months ended September 30, 2024.
We are subject to the global minimum top-up income tax under Pillar Two tax legislation. The top-up income tax relates primarily to our operations in Bulgaria and Ireland, where the statutory income tax rate is 10% and 12.5%, respectively. As at September 30, 2024, both Bulgaria and Ireland have enacted global minimum income tax into domestic tax legislation effective January 1, 2024. As a result, our Bulgarian and Irish subsidiaries will be liable for the top-up income tax rather than the ultimate Canadian parent company. During the nine-month period ended September 30, 2024, the Company recognized a current income tax expense of $1 million related to the Pillar Two tax.
We have applied a temporary mandatory relief from deferred tax accounting for the impacts of the top-up income tax and it is recognized as a current income tax in the period it is incurred.
7. Earnings (loss) per share
(a)Basic earnings (loss) per share
Basic earnings (loss) per share is calculated by dividing net income (loss) by the total weighted average number of equity shares outstanding during the period.

	Three months		Nine months
Periods ended September 30 (millions except earnings per share)	2024	2023	2024	2023
Net (loss) income for the period	$(32)	$9	$(7)	$16
Weighted average number of equity shares outstanding	275	274	275	273
Basic (loss) earnings per share	$(0.12)	$0.03	$(0.03)	$0.06
(b)Diluted earnings (loss) per share
Diluted earnings (loss) per share is calculated to give effect to the potential dilutive effect that could occur if additional equity shares were assumed to be issued under securities or instruments that may entitle their holders to obtain equity shares in the future, which include share-based compensation awards (see Note 4—Share-based compensation for additional details) and provision for written put options (see Note 14(c)—Intangible assets and goodwill—Business acquisitions in our Annual Report and Note 12—Provisions for additional details). The number of additional shares for inclusion in the diluted earnings per share calculation was determined using the treasury stock method and, for our provision for written put options, the if-converted method.

	Three months		Nine months
Periods ended September 30 (millions except earnings per share)	2024	2023	2024	2023
Net (loss) income for the period	$(32)	$9	$(7)	$16
After-tax impact of provisions for written put options	—	—	(41)	—
Fully diluted net (loss) income	$(32)	$9	$(48)	$16
Weighted average number of equity shares outstanding	275	274	275	273
Dilutive effect of share-based compensation	—	2	—	4
Dilutive effect of provisions for written put options	—	—	19	—
Weighted average number of diluted equity shares outstanding	275	276	294	277
Diluted (loss) earnings per share	$(0.12)	$0.03	$(0.16)	$0.06
During the three months ended September 30, 2024, the dilutive effect of share-based compensation awards and written put options, and for the nine months ended September 30, 2024, the dilutive effect of share-based compensation awards, were excluded from the calculation of diluted loss per share, since their conversion to equity shares would decrease diluted loss per share for the period. During the nine-month period ended September 30, 2023, 440,201 share options were anti-dilutive and excluded from the calculation of diluted earnings per share.
8. Accounts receivable

As at (millions)	September 30, 2024	December 31, 2023
Accounts receivable – billed	$214	$278
Accounts receivable – unbilled	228	194
Other receivables	33	28
	475	500
Allowance for doubtful accounts	(5)	(2)
Total	$470	$498
The following table presents an analysis of the age of customer accounts receivable. Any late payment charges are levied at a negotiated rate on outstanding non-current customer account balances.

As at (millions)	September 30, 2024	December 31, 2023
Customer accounts receivable – billed, net of allowance for doubtful accounts
Less than 30 days past billing date	$137	$174
30-60 days past billing date	56	78
61-90 days past billing date	7	11
More than 90 days past billing date	9	13
	209	276
Accounts receivable – unbilled	228	194
Other receivables	33	28
Total	$470	$498
We maintain allowances for lifetime expected credit losses related to doubtful accounts. Current economic conditions (including forward-looking macroeconomic data), historical information (including credit agency reports, if available), reasons for the accounts being past due and line of business from which the customer accounts receivable arose are all considered when determining whether to make allowances for past-due accounts. The same factors are considered when determining whether to write off amounts charged to the allowance for doubtful accounts against the customer accounts receivable. The doubtful accounts expense is calculated on a specific-identification basis for customer accounts receivable over a specific balance threshold and on a statistically derived allowance basis for the remainder. No customer accounts receivable balances are written off directly to bad debt expense.

The following table presents a summary of the activity related to our allowance for doubtful accounts:

	Three months		Nine months
Periods ended September 30 (millions)	2024	2023	2024	2023
Balance, beginning of period	$5	$2	$2	$1
Additions	—	—	3	1
Balance, end of period	$5	$2	$5	$2
9. Financial instruments
General
The carrying values of cash and cash equivalents, due from or to affiliated companies, accounts receivable, accounts payable and accrued liabilities and certain provisions approximate their fair values due to the immediate or short-term maturity of these financial instruments. Our long-term debt, measured at amortized cost, approximates fair value as it bears interest at applicable market rates.
The fair values of the derivative financial instruments we use to manage our exposure to currency risks are estimated based upon quoted market prices in active markets for the same or similar financial instruments or on the current rates offered to us for financial instruments of the same maturity, as well as discounted future cash flows determined using current rates for similar financial instruments subject to similar risks and maturities (such fair value estimates being largely based on the European euro: US$ and Philippine peso: US$ forward exchange rates as at the statement of financial position dates).
Derivative
The derivative financial instruments that we measure at fair value on a recurring basis subsequent to initial recognition are as set out in the following table; all such items use significant other observable inputs (Level 2) for measuring fair value at the reporting date.

		September 30, 2024				December 31, 2023
As at (millions)	Designation	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate	Maximum maturity date	Notional amount	Fair value and carrying value	Price or rate
Current assets[1]
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH[3]	2025	$23	$9	USD:1.00 EUR:0.92	2024	$22	$12	USD:1.00 EUR: 0.92
Currency risks arising from Philippine peso denominated purchases	HFT[2]	2025	$120	$3	USD:1.00 PHP:56.84	2024	$81	$2	USD:1.00 PHP:56.32
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH[3]	2025	$9	$—	3.52%	2024	$9	$2	3.52%

Current liabilities[1]
Derivatives used to manage
Currency risks arising from Philippine peso denominated purchases	HFT[2]	2025	$8	$—	USD:1.00 PHP:55.59	2024	$17	$—	USD:1.00 PHP:54.94

Non-current liabilities[1]
Derivatives used to manage
Currency risks arising from Euro business acquisition	HFH[3]	2028	$392	$13	USD:1.00 EUR:0.92	2028	$409	$10	USD:1.00 EUR: 0.92
Interest rate risk associated with non-fixed rate credit facility amounts drawn	HFH[3]	2028	$149	$1	3.52%	2028	$155	$2	3.52%
1.Notional amounts of derivative financial assets and liabilities are not set off.
2.Foreign currency hedges are designated as held for trading (HFT) upon initial recognition; hedge accounting is not applied.
3.Designated as held for hedging (HFH) upon initial recognition (cash flow hedging item); hedge accounting is applied. Unless otherwise noted, hedge ratio is 1:1 and is established by assessing the degree of matching between the notional amounts of hedging items and the notional amounts of the associated hedged items.

10. Property, plant and equipment

	Owned assets					Right-of-use lease assets
(millions)	Network assets	Buildings and leasehold improvements	Computer equipment, furniture, and other	Assets under construction	Total	Buildings	Total
At cost
As at January 1, 2024	$59	$159	$308	$37	$563	$487	$1,050
Additions	1	1	10	33	45	23	68
Dispositions, retirements and other	—	—	(2)	—	(2)	(12)	(14)
Transfers	2	7	18	(27)	—	—	—
Foreign exchange	1	1	1	—	3	3	6
As at September 30, 2024	$63	$168	$335	$43	$609	$501	$1,110
Accumulated depreciation
As at January 1, 2024	$39	$75	$197	$—	$311	$222	$533
Depreciation	6	18	36	—	60	44	104
Dispositions, retirements and other	—	—	(2)	—	(2)	(12)	(14)
Foreign exchange	1	1	—	—	2	—	2
As at September 30, 2024	$46	$94	$231	$—	$371	$254	$625
Net book value
As at December 31, 2023	$20	$84	$111	$37	$252	$265	$517
As at September 30, 2024	$17	$74	$104	$43	$238	$247	$485
11. Intangible assets and goodwill

(a)     Intangible assets and goodwill

(millions)	Customer relationships	Crowdsource assets	Software	Brand and other	Total intangible assets	Goodwill	Total intangible assets and goodwill
At cost
As at January 1, 2024	$1,769	$120	$63	$104	$2,056	$1,963	$4,019
Additions	—	—	26	—	26	—	26
Additions from acquisition[1]	—	—	—	—	—	3	3
Dispositions, retirements and other	—	—	(3)	—	(3)	—	(3)
Foreign exchange	4	—	—	—	4	5	9
As at September 30, 2024	$1,773	$120	$86	$104	$2,083	$1,971	$4,054
Accumulated amortization
As at January 1, 2024	$407	$45	$33	$25	$510	$—	$510
Amortization	102	11	9	13	135	—	135
Dispositions, retirements and other	—	—	(3)	—	(3)	—	(3)
Foreign exchange	4	—	—	—	4	—	4
As at September 30, 2024	$513	$56	$39	$38	$646	$—	$646
Net book value
As at December 31, 2023	$1,362	$75	$30	$79	$1,546	$1,963	$3,509
As at September 30, 2024	$1,260	$64	$47	$66	$1,437	$1,971	$3,408
1.In the first quarter of 2024, we acquired a business which expanded our customer experience delivery capabilities in the Asia-Pacific region for purchase consideration of $3 million.
(b)     Impairment testing of goodwill
As at September 30, 2024, certain events and circumstances were such that it was considered appropriate to test the carrying value of the TELUS Digital cash-generating unit goodwill for impairment, including the carrying value of our assets exceeding our market capitalization. As at September 30, 2024, the recoverable amount of the TELUS Digital cash-generating unit was in excess of its carrying amount by approximately $700 million. Such recoverable amount was determined based on a fair value less costs of disposal method (such method categorized as a Level 3 fair value measure), which resulted in a higher recoverable amount than that of the value-in-use method, and used a discount rate of 9.3%, a perpetual growth rate of 3.0%, and cash flow projections through the end of 2029. We validated the results of the recoverable amounts through a market-comparable approach and an analytical review of industry facts and facts that are specific to us.
The fair value less costs of disposal method uses discounted cash flow projections that employ the following key assumptions: future cash flows and growth projections; associated economic risk assumptions and estimates of the likelihood of achieving key operating metrics and drivers; and the future weighted average cost of capital. Had growth projections declined in the projection period by more than trivial amounts, or if the discount rate increased by more than a trivial amount, the September 30, 2024 estimated recoverable amount of the TELUS Digital cash-generating unit would be less than its carrying amount; we believe that any reasonably possible change in other key assumptions on which our calculation of the recoverable amount of the TELUS Digital cash-generating unit is based would not cause its carrying value to exceed its recoverable amount. If the future financial performance were to adversely differ from management’s best estimates for the key assumptions and associated cash flows were to be materially adversely affected, we could potentially experience future material impairment charges in respect of the TELUS Digital cash-generating unit’s goodwill.
12. Provisions

(millions)	Employee related[1]	Written put options[2]	Other[3]	Total
As at January 1, 2024	$1	$188	$4	$193
Additions	26	—	9	35
Use	(21)	—	(8)	(29)
Reversals	—	(60)	—	(60)
Interest effect and other	—	6	—	6
As at September 30, 2024	$6	$134	$5	$145
Current	$5	$—	$2	$7
Non-current	1	134	3	$138
As at September 30, 2024	$6	$134	$5	$145
1.Related to personnel-related reorganization charges.
2.In connection with our acquisition of WillowTree in 2023, a provision for written put options to acquire the non-controlling interest in the WillowTree business retained by certain members of WillowTree management was established. On June 28, 2024, we entered into supplemental agreements with the employees beneficially holding the written put options which, among other revisions, supplemented the written put options with certain compensatory income, established a combined maximum payout for the written put options and such supplemental compensatory income, revised certain performance-based criteria based on the achievement of the financial performance of WillowTree and certain other TELUS Digital products and services, and sets the settlement to be 100% in subordinate voting shares of the Company. These changes to the written put options resulted in a gain on modification and corresponding reduction of the provisions. During the nine-month period ended September 30, 2024, in connection with these changes to the written put options and our estimates of certain performance-based criteria in relation to these written put options, we recognized other income of $60 million, included in Changes in business combination-related provisions in our condensed interim consolidated statements of income (loss) and other comprehensive income (loss).
3.Other provisions generally relate to legal and other activities that arise during the normal course of operations.

13. Long-term debt
(a)    Details of long-term debt

As at (millions)	September 30, 2024	December 31, 2023
Credit facility	$1,331	$1,463
Deferred debt transaction costs	(9)	(11)
	$1,322	$1,452
Lease liabilities	278	298
Long-term debt	$1,600	$1,750
Current	$120	$122
Non-current	1,480	1,628
Long-term debt	$1,600	$1,750
(b)    Credit facility
We have a credit facility secured by our assets with a syndicate of financial institutions, which includes TELUS Corporation as a lender, maturing on January 3, 2028. The credit facility is comprised of an $800 million revolving credit facility and an amortizing $1.2 billion term loan. As at September 30, 2024, the revolving credit facility and term loan had an effective interest rate of 6.97% (December 31, 2023 - 7.46%).

	September 30, 2024			December 31, 2023
As at (millions)	Revolving component	Term loan component[1]	Total	Revolving component	Term loan component	Total
Available	$579	$—	$579	$492	N/A	$492
Outstanding
Due to TELUS Corporation	$15	$80	$95	$22	$83	$105
Due to Other	206	1,030	1,236	286	1,072	1,358
	$221	$1,110	$1,331	$308	$1,155	$1,463
Total	$800	$1,110	$1,910	$800	$1,155	$1,955
1.Relative to amounts owed to the syndicate of financial institutions, excluding TELUS Corporation, we have entered into foreign exchange derivatives (cross currency interest rate exchange agreements) that effectively convert an amortizing amount of $415 million of the principal payments, and associated interest obligations, to European euro obligations with an effective fixed interest rate of 2.62% and an effective fixed exchange rate of US$1.00: EUR 0.92. These have been accounted for as a net investment hedge in a foreign operation (see Note 9—Financial instruments for additional details)
The credit facility bears interest at prime rate, U.S. dollar base rate, or Term Secured Overnight Financing Rate (SOFR) (all such terms as used or defined in the credit facility) plus applicable margins. The credit facility contains customary representations, warranties and covenants, including two financial quarter-end ratio tests. Net Debt to Adjusted EBITDA ratio, both measures as defined in our credit agreement, must not exceed 3.75:1.00 for each quarter in fiscal 2024 and 3.25:1.00 subsequently. The Adjusted EBITDA to Debt Service (interest and scheduled principal repayment) ratio must not be less than 1.50:1.00, all as defined in the credit facility. If an acquisition with an aggregate cash consideration in excess of $250 million occurs in any twelve-month period, the maximum permitted Net Debt to Adjusted EBITDA ratio per credit agreement may be increased by 0.50:1.00 and shall return to the then applicable Net Debt to Adjusted EBITDA ratio after eight fiscal quarters.
The term loan of the credit facility is subject to an amortization schedule requiring that 1.25% of the original principal advanced be repaid each quarter with the balance due at maturity of the amended credit facility on January 3, 2028.
As at September 30, 2024, we were in compliance with all financial covenants, financial ratios and all of the terms and conditions of our credit facility and long-term debt agreement.

(c)    Long-term debt maturities
Anticipated requirements to meet long-term debt repayments, calculated upon such long-term debts owing as at September 30, 2024, are as follows:

Composite long-term debt denominated in	U.S. dollars			European euros	Other currencies
For each fiscal year ending December 31 (millions)	Long-term debt, excluding leases	Leases	Total	Leases	Leases	Total
2024 (remainder of year)	$15	$5	$20	$3	$6	$29
2025	60	20	80	13	24	117
2026	60	21	81	9	22	112
2027	60	19	79	7	18	104
2028	1,136	14	1,150	4	16	1,170
Thereafter	—	32	32	26	19	77
Future cash outflows in respect of composite long-term debt principal repayments	$1,331	$111	$1,442	$62	$105	$1,609
Future cash outflows in respect of associated interest and like carrying costs[1]	288	52	340	15	29	384
Undiscounted contractual maturities	$1,619	$163	$1,782	$77	$134	$1,993
1.Future cash outflows in respect of associated interest and carrying costs for amounts drawn under our credit facility (if any) have been calculated based upon the rates in effect at September 30, 2024.
14. Share capital
Our authorized and issued share capital as at September 30, 2024 is as follows:

	Authorized		Issued
As at (millions)	September 30, 2024	December 31, 2023	September 30, 2024	December 31, 2023
Preferred Shares	unlimited	unlimited	—	—
Equity Shares
Multiple Voting Shares	unlimited	unlimited	164	167
Subordinate Voting Shares	unlimited	unlimited	111	107
As at September 30, 2024, there were 16 million authorized but unissued subordinate voting shares reserved for issuance under our share-based compensation plans, and 4 million authorized but unissued subordinate voting shares reserved for issuance under our employee share purchase plan.
15. Contingent liabilities
(a)Indemnification obligations
In the normal course of operations, we provide indemnification in conjunction with certain transactions. The terms of these indemnification obligations range in duration. These indemnifications would require us to compensate the indemnified parties for costs incurred as a result of failure to comply with contractual obligations or litigation claims or statutory sanctions or damages that may be suffered by an indemnified party. In some cases, there is no maximum limit on these indemnification obligations. The overall maximum amount of an indemnification obligation will depend on future events and conditions and therefore cannot be reasonably estimated. Where appropriate, an indemnification obligation is recorded as a liability. Other than obligations recorded as liabilities at the time of such transactions, if applicable, historically we have not made significant payments under these indemnifications. As at September 30, 2024, we had no liability recorded in respect of indemnification obligations (December 31, 2023 - $nil).

(b)Claims and lawsuits
We are party to various legal proceedings and claims that arise in the ordinary course of business. The ultimate outcome of these matters is inherently uncertain. Therefore, if one or more of these matters were resolved against us for amounts in excess of management's estimates of loss, or if any outcome becomes more likely than not and estimable, our results of operations and financial condition could be adversely affected.
16. Related party transactions
(a)Transactions with TELUS Corporation
TELUS Corporation produces consolidated financial statements available for public use and is the ultimate parent and controlling party of TELUS Digital.
Recurring transactions
TELUS Corporation and its subsidiaries receive customer care, integrated business process outsourcing, information technology outsourcing, and digital product development services from us, and provide services (including people, network, finance, communications, and regulatory) to us. We also participate in defined benefit pension plans that share risks between TELUS Corporation and its subsidiaries.

	2024			2023
Three months ended September 30 (millions)	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total
Transactions with TELUS Corporation and subsidiaries
Revenues from services provided to	$—	$160	$160	$—	$133	$133
Goods and services purchased from	—	(4)	(4)	—	(6)	(6)
	—	156	156	—	127	127
Receipts from related parties	—	(208)	(208)	—	(202)	(202)
Payments to related parties	—	4	4	—	2	2
Payments (made) collected by related parties on our behalf and other adjustments	(17)	13	(4)	5	(8)	(3)
Foreign exchange	(1)	—	(1)	—	—	—
Change in balance	(18)	(35)	(53)	5	(81)	(76)
Accounts with TELUS Corporation and subsidiaries
Balance, beginning of period	(174)	50	(124)	(96)	58	(38)
Balance, end of period	$(192)	$15	$(177)	$(91)	$(23)	$(114)
Accounts with TELUS Corporation and subsidiaries
Due from affiliated companies	$21	$18	$39	$10	$26	$36
Due to affiliated companies	(213)	(3)	(216)	(101)	(49)	(150)
	$(192)	$15	$(177)	$(91)	$(23)	$(114)

	2024			2023
Nine months ended September 30 (millions)	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total	TELUS Corporation (parent)	Subsidiaries of TELUS Corporation	Total
Transactions with TELUS Corporation and subsidiaries
Revenues from services provided to	$—	$479	$479	$—	$394	$394
Goods and services purchased from	—	(13)	(13)	—	(17)	(17)
	$—	$466	$466	$—	$377	$377
Receipts from related parties	—	(529)	(529)	—	(440)	(440)
Payments to related parties	—	16	16	—	20	20
Payments (made) collected by related parties on our behalf and other adjustments	(45)	27	(18)	(2)	(41)	(43)
Foreign exchange	4	—	4	2	—	2
Change in balance	$(41)	$(20)	$(61)	$—	$(84)	$(84)
Accounts with TELUS Corporation and subsidiaries
Balance, beginning of period	(151)	35	(116)	(91)	61	(30)
Balance, end of period	$(192)	$15	$(177)	$(91)	$(23)	$(114)
Accounts with TELUS Corporation and subsidiaries
Due from affiliated companies	$21	$18	$39	$10	$26	$36
Due to affiliated companies	(213)	(3)	(216)	(101)	(49)	(150)
	$(192)	$15	$(177)	$(91)	$(23)	$(114)
In the condensed interim consolidated statement of financial position, amounts due from affiliates and amounts due to affiliates, where contractually required, are generally due 30 days from billing and are cash-settled on a gross basis.
(b)Transactions with key management personnel
Our key management personnel have the authority and responsibility for overseeing, planning, directing and controlling our activities and consist of our Board of Directors and our Executive Leadership Team.
During the three-month period ended September 30, 2024, share-based compensation expense of $6 million was recognized. We granted 187,673 RSUs, 170,510 PSUs, and 266,490 share options, with total grant-date fair value of $2 million.
During the nine-month period ended September 30, 2024, share-based compensation expense of $7 million was recognized. We granted 1,259,640 RSUs, 839,016 PSUs, and 266,490 share options, with total grant-date fair value of $17 million. 389,584 equity-settled awards were exercised and settled with subordinate voting shares issued from treasury.
17. Additional financial information
(a)Statements of income (loss) and other comprehensive income (loss)
During the nine-month period ended September 30, 2024, we had two clients which each individually accounted for more than 10% of our consolidated revenue (September 30, 2023 - three clients). TELUS Corporation, our controlling shareholder and largest client during the nine-month periods ended September 30, 2024 and 2023, accounted for 24.4% and 19.6% of our consolidated revenue, respectively. Google, our second largest client during the nine-month periods ended September 30, 2024 and 2023, accounted for 14.3% and 12.5% of our consolidated revenue, respectively. During the nine-month period ended September 30, 2023, our third largest client, a leading social media company, accounted for 11.8% of our consolidated revenue.

(b)Statements of financial position

As at (millions)	September 30, 2024	December 31, 2023
Other long-term assets
Lease deposits	$12	$12
Prepaid software and maintenance costs	6	6
Other	8	7
	$26	$25
Accounts payable and accrued liabilities
Trade accounts payable	$34	$37
Accrued liabilities	78	103
Payroll and other employee-related liabilities	174	135
Advance billings	3	4
Other	12	11
	$301	$290
(c)Statements of cash flows—operating activities and investing activities

	Three months		Nine months
Periods ended September 30 (millions)	2024	2023	2024	2023
Net change in non-cash operating working capital
Accounts receivable	$3	$(15)	$32	$(9)
Due to and from affiliated companies, net	53	76	61	84
Prepaid expenses	8	3	(8)	(17)
Other long-term assets	—	3	(1)	4
Accounts payable and accrued liabilities	(12)	—	11	(31)
Income and other taxes receivable and payable, net	(4)	2	—	—
Provisions	3	(2)	5	5
Other long-term liabilities	1	(1)	6	1
	$52	$66	$106	$37
Cash payments for capital assets
Capital asset additions
Capital expenditures
Property, plant and equipment, excluding right-of-use assets	$(16)	$(23)	$(45)	$(57)
Intangible assets	(8)	(3)	(26)	(9)
	(24)	(26)	$(71)	$(66)
Change in accrued payables related to the purchase of capital assets	(1)	6	(5)	8
	$(25)	$(20)	$(76)	$(58)

(d)Changes in liabilities arising from financing activities

		Statements of cash flows		Non-cash changes
Three-month period ended September 30, 2024 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$1,386	$115	$(170)	$—	$—	$1,331
Lease liabilities	278	—	(23)	5	18	278
Deferred debt transaction costs	(10)	—	—	—	1	(9)
	$1,654	$115	$(193)	$5	$19	$1,600

		Statements of cash flows		Non-cash changes
Three-month period ended September 30, 2023 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$1,660	$40	$(165)	$—	$—	$1,535
Lease liabilities	267	—	(22)	(2)	26	269
Deferred debt transaction costs	(13)	—	—	—	1	(12)
	$1,914	$40	$(187)	$(2)	$27	$1,792

		Statements of cash flows		Non-cash changes
Nine-month period ended September 30, 2024 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$1,463	$205	$(337)	$—	$—	$1,331
Lease liabilities	298	—	(68)	2	46	278
Deferred debt transaction costs	(11)	—	—	—	2	(9)
	$1,750	$205	$(405)	$2	$48	$1,600

		Statements of cash flows		Non-cash changes
Nine-month period ended September 30, 2023 (millions)	Beginning of Period	Issued or received	Redemptions, repayments or payments	Foreign exchange movement	Other	End of period
Long-term debt
Credit facility	$742	$1,076	$(283)	$—	$—	$1,535
Other	—	—	(89)	—	89	—
Lease liabilities	236	—	(63)	1	95	269
Deferred debt transaction costs	(14)	—	—	—	2	(12)
	$964	$1,076	$(435)	$1	$186	$1,792
18. Segment reporting
During the third quarter of 2024, we announced the transition of our former Chief Executive Officer (CEO) to the new role of Executive Vice-Chair of our Board of Directors, alongside the appointment of a new Acting CEO. We have determined that as of September 30, 2024, our Acting CEO fulfilled the role of the Chief Operating Decision Maker.